Cusip No. 929248102                             Page 1 of 5 Pages


                Securities and Exchange Commission

                      Washington, D.C.  20549


                           Schedule 13G

             Under the Securities Exchange Act of 1934

                          Amendment No. 3

                          WHX CORPORATION
                          (Name of Issuer)


                    COMMON STOCK $.01 PAR VALUE
                  (Title of Class of Securities)


                             929248102
                          (Cusip Number)

                        DECEMBER 31, 1998
      (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     /X/ Rule 13d-1(b)
     / / Rule 13d-1(c)
     / / Rule 13d-1(d)

                         Page 1 of 5 Pages

Cusip No. 929248102                             Page 2 of 5 Pages

1)   Names of Reporting Persons         Dewey Square Investors Corp.
     S.S. or I.R.S. Identification
     Nos. of Above Persons              04-3038940


2)   Check the Appropriate Box          (a)
     if a Member of a Group             (b)
     (See Instructions)


3)   SEC Use Only


4)   Citizenship or Place of       Delaware
     Organization


Number of Shares Beneficially      5)   Sole Voting Power         432,987
Owned By Each Reporting            6)   Shared Voting Power       223,718
 Person With                       7)   Sole Dispositive Power    866,419
                                   8)   Shared Dispositive Power  0



9)   Aggregate Amount Beneficially 866,419*
     Owned by Each Reporting Person

* Includes 390,585 shares subject to issuance at any time upon conversion of Preferred Stock of the issuer which is owned by the reporting person.

10)  Check if the Aggregate Amount
     in Row (9) Excludes Certain Shares
     (See Instructions)


11)  Percent of Class Represented   4.8%
     by Amount in Row 9

12)  Type of Reporting Person      IA
     (See Instructions)

                Securities and Exchange Commission
                      Washington, D.C.  20549

                 Schedule 13G Under The Securities
                       Exchange Act of 1934

                          Amendment No. 3

Item 1.

     (a)  Name of Issuer:     WHX Corporation

     (b)  Address of Issuer's 110 East 59th Street
          Principal Executive New York, NY 10022
          Offices:

Item 2.

     (a)  Name of Person           Dewey Square Investors Corporation
          Filing:

     (b)  Address of Principal     One Financial Center
          Business Office or, if   Boston, MA  02111
          none, Residence:

     (c)  Citizenship:             Delaware

     (d)  Title of Class
          of Securities:           Common Stock, $.01 Par Value

     (e)  CUSIP No:                929248102

Item 3.

     This statement is filed pursuant to Rule 13d-1(b). The person filing is an investment adviser in accordance with <section> 240.13d-1(b)(1)(ii)(E).

Item 4.   Ownership

     (a)  Amount Beneficially Owned: 866,419*

     (b)  Percent of Class:          4.8%

     (c)  Number of Shares as to which such person has:
               (i)  Sole Power to Vote or to Direct the Vote -   432,987
               (ii) Shared Power to Vote or to Direct the Vote - 223,718
               (iii)Sole Power to Dispose or to Direct the Disposition of:
                    - 866,419*
               (iv) Shared Power to Dispose or to Direct the Disposition
                    of: - 0

* Includes 390,585 shares subject to issuance at any time upon conversion of Preferred Stock of the issuer which is owned by the reporting person.

Item 5.   Ownership of Five Percent or Less of a Class.

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following
               /X/.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person:

               All securities reported upon in this schedule were acquired for the benefit of investment advisory clients of Dewey Square Investors Corporation and such clients have the right to receive the dividends from or the proceeds from the sale of such securities. None of such clients has an interest in more than five percent of the class of securities reported upon.

Item 7. Identification and Classification of the Subsidiary Which has Acquired the Security Being Reported on by the Parent Holding
          Company:

               Not Applicable

Item 8.   Identification and Classification of Members of the Group.

               Not Applicable

Item 9.   Notice of Dissolution of Group.

               Not Applicable

Item 10.  Certification


     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                             SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Date: January 25, 1999

     DEWEY SQUARE INVESTORS
     CORPORATION


     By: /s/ Christine Murphy          Name: Christine Murphy
           Signature                   Title:   Treasurer